

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Eric J. Martin
Chief Financial Officer
United Fire Group, Inc.
118 Second Avenue SE
Cedar Rapids, IA 52401

>   **Re: United Fire Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **File No. 001-34257**

Dear Eric J. Martin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance